Filed Pursuant to Rule 424b(3)
Registration Nos. 333-74014

CAMPBELL ALTERNATIVE ASSET TRUST

SUPPLEMENT DATED MARCH 12, 2010 TO THE
PROSPECTUS AND DISCLOSURE DOCUMENT DATED SEPTEMBER 24, 2009

This Supplement updates certain information relating to Campbell & Company, Inc., contained in the Prospectus and Disclosure Document dated September 24, 2009, as supplemented from time-to-time (the “Prospectus”) of Campbell Alternative Asset Trust (the “Trust”).  All capitalized terms used in this Supplement have the same meaning as in the Prospectus.

Prospective investors in the Trust should review carefully the contents of both this Supplement and the Prospectus.

1.	By mutual agreement, Chief Investment Officer, Kevin M. Heerdt, has left the firm to pursue other interests.

2.
Management of the research and investment process at Campbell & Company, Inc. will be conducted by an Investment Committee chaired by Campbell’s Vice Chairman Bruce L. Cleland.  Other members of the Investment Committee will be Research Director, Xiaohua Hu, PhD, and Chief Operating Officer G. William Andrews.

3.
The biography of G. William Andrews set forth on page 14 and the biography of Bruce L. Cleland set forth on page 15 of the Prospectus are hereby amended and replaced, in their entirety, with the following:

G. William Andrews, born in 1972, has been employed by Campbell & Company since April 1997 and was appointed Chief Operating Officer in January 2010, was Vice President: Director of Operations from April 2007 to January 2010, and was Vice President: Director of Research Operations from March 2006 to April 2007. As Chief Operating Officer, he is involved in all operational aspects of the firm. In March 2010, Mr. Andrews was appointed to the firm’s Investment Committee, which is responsible for the management of the research and investment process at the firm. Mr. Andrews is also the Vice President and Chief Operating Officer of both Campbell & Company Investment Adviser LLC, a wholly-owned subsidiary of Campbell & Company and an SEC registered investment adviser, and The Campbell Multi-Strategy Trust, a registered investment company. Mr. Andrews holds an M.B.A. in Finance from Loyola College in Maryland and a Bachelor of Social Science from Waikato University, New Zealand. Mr. Andrews became listed as a Principal of Campbell & Company effective June 21, 2006. Mr. Andrews became listed a Principal of Campbell & Company Investment Adviser LLC effective March 29, 2010.

       Bruce L. Cleland, born in 1947, joined Campbell & Company in January 1993 and has served as Vice Chairman of the Board of Directors of Campbell & Company since April 2007, was President from January 1994 to April 2007, and Chief Executive Officer from January 1998 to April 2007. Until April 2007, Mr. Cleland was also the President and Chief Executive Officer of Campbell & Company Investment Adviser LLC, a wholly-owned subsidiary of Campbell & Company, a registered commodity trading advisor and an SEC registered investment adviser, and Trustee, Chief Executive Officer and President of The Campbell Multi-Strategy Trust, a registered investment company. In March 2010, Mr. Cleland was appointed to the firm’s Investment Committee, which is responsible for the management of the research and investment process at the firm. Mr. Cleland is currently a member of the Board of Directors of the National Futures Association, and previously served as a member of the Board of Directors of the Managed Funds Association and as a member of the Board of Governors of the COMEX, in New York. Mr. Cleland is a graduate of Victoria University in Wellington, New Zealand where he earned a Bachelor of Commerce and Administration degree. Mr. Cleland again became registered as an Associated Person and listed as a Principal and NFA Associate Member of Campbell & Company effective December 15, 1993, September 15, 1993 and December 15, 1993, respectively. Mr. Cleland was an Associated Person, Principal and NFA Associate Member of Campbell & Company Investment Adviser LLC from December 2005 to April 2007. Effective July 9, 2008, Mr. Cleland again became listed as a Principal of Campbell & Company Investment Adviser LLC. Mr. Cleland was a registered Associated Person and NFA Associate Member of Campbell & Company Investment Adviser LLC from December 2005 to April 2007.

4.	The biography of Research Director, Xiaohua Hu, PhD is as follows:

Xiaohua Hu, born in 1963, joined Campbell & Company in April 1994 and was appointed Research Director in March 2010. Since he joined the firm, Mr. Hu has had a major role in the ongoing research and development of Campbell & Company’s trading systems. In March 2010, Mr. Hu was appointed to the firm’s Investment Committee, which is responsible for the management of the research and investment process at the firm.  Mr. Hu holds a B.A. in Manufacturing Engineering from Changsha University of Technology in China. He went on to receive an M.A. and Ph.D. in Systems and Information Engineering from the Toyohashi University of Technology, in Japan. During his studies at Toyohashi, Mr. Hu was also a Visiting Researcher in Computer Science and Operations Research and published several research papers. Mr. Hu’s status as a Principal of Campbell & Company is pending.

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All information in the Prospectus is restated pursuant to this Supplement, except as updated hereby.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
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THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.
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CAMPBELL & COMPANY, INC.
Managing Owner